FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of September, 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

ACAM2000 Order



CDC agrees to place $30m order for Acambis' ACAM2000 smallpox vaccine

Cambridge, UK and Cambridge, Massachusetts - 13 September 2006 - Acambis plc (Acambis) (LSE: ACM, NASDAQ: ACAM) announces that it has reached agreement with the US Government that it will order a further 10 million doses of ACAM2000. The order is worth approximately $30m.

Under this new order, the US Centers for Disease Control and Prevention (CDC) has agreed to procure an additional 10 million doses under the existing ACAM2000 supply contract, under which Acambis produced and delivered 182.5 million doses of ACAM2000 for the US's Strategic National Stockpile. Acambis expects to supply the new 10 million-dose order from its existing vaccine inventory in 2006.

In addition, advanced negotiations are continuing to finalise the long-term warm-base manufacturing contract, which is expected to be awarded following licensure of ACAM2000. A Biologics License Application (BLA) for ACAM2000 is currently being reviewed by the US Food and Drug Administration (FDA). A "First Action Due Date" of 14 February 2007 has been set by the FDA.

The aim of the warm-base manufacturing programme is to provide the US with access to ACAM2000 smallpox vaccine production capability entirely in the US. To achieve this, all stages of the bulk production process are being transferred to Acambis' Canton, MA facility, and lyophilisation and fill/finish activities will take place at Acambis' Rockville, MD facility. Following the CDC's agreement to place the new $30m order, Acambis is initiating warm-base manufacturing activities.


Gordon Cameron, Chief Executive Officer of Acambis, commented:

"This agreement from the CDC clearly demonstrates the US Government's commitment to ACAM2000 warm-base manufacturing for the long term. Through this order, we can immediately start activities to bring ACAM2000 production entirely in the US. We look forward to securing a long-term warm-base manufacturing contract shortly after the expected licensure of ACAM2000 in early 2007."



                                     -ends



Enquiries:


Acambis plc:

Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0) 1223 275 300


Financial Dynamics

David Yates/Anna Keeble
Tel: +44 (0) 20 7831 3113



About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States since 1999, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.







                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 13 September, 2006                       ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.